NEF ENTERPRISES, INC.
6800 SW 40th Street, #213

Miami, FL 33155
Phone: (305) 487-3717
Fax:  (305) 503-9293
info@newerafiling.com
www.newerafiling.com

VIA EDGAR

March 25, 2013

Mara Ransom

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      NEF Enterprises, Inc.

            Registration Statement on Form S-1

            Filed: February 6, 2013

            File No. 333-186478

Dear Ms. Ransom:

This letter is in response to your comment letter dated March 7, 2013, with regard to the Form S-1 filing of NEF Enterprises, Inc., a Nevada corporation (“NEF Enterprises” or the "Company") filed on February 6, 2013.  Responses to each comment have been keyed to your comment letter.

General

1.      The Company’s position is that this is not an indirect primary offering by the selling shareholders for the following reasons:

a.       The selling shareholders received their respective shares through cash purchases, and not through providing services, so there was no intent to provide a secondary distribution by a sale of shares for less than fair market value;

b.      None of the shareholders are directly related to any officer of director;

c.       None of the selling shareholders are in the business of underwriting securities;

d.      Each of the selling shareholders will ultimately make his or her own independent decision to sell, and not at the direction of the Company;

e.       The total shares being offered by the selling shareholders will, if all shares are sold under the offering, will be less than 26% of the registered shares of common stock and less than 16% of all issued and outstanding shares of common stock;

f.       None of the proceeds from the sale of the shares of the selling shareholders will directly or indirectly benefit the Company or its officers or directors.

2.      We confirm that we have not had any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications. Additionally, we confirm that there are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

3.      This disclosure has been added accordingly.

Prospectus Cover Page, page 1

4.      This section has been updated and revised accordingly.

5.      This section has been updated and revised accordingly.

Summary of Prospectus, page 3

General Information about Our Company, page 3

6.      This disclosure has been added accordingly.

Risk Factors, page 6

7.      This section has been revised accordingly.

Because our officers and directors have limited experience in EDGAR and XBRL …, page 7

8.      This risk factor requires greater prominence and has been listed earlier.

Use of proceeds, page 16

9.      This section has been updated accordingly.

Dilution, page 18

10.  This table has been updated.

11.  This table was calculated in error and has been revised and updated accordingly.

Plan of Distribution, page 19

Shares Offered by the Selling Shareholders, page 20

12.  This section has been revised accordingly.

Market Price of and Dividends of the Registrant’s Common Equity …, page 26

Rule 144 Shares, page 27

13.  This section has been revised and updated accordingly.

Management’s Discussion and Analysis of Financial Condition …, page 28

14.  This section had been updated and revised accordingly.

15.  This discussion has been added accordingly throughout.

Unaudited Interim Financial Statements for the Period Ended November 30, 2012

Note 3 – Going Concern

16.  This note has been updated and revised accordingly.

Financial Statements for the Year Ended May 31, 2012

Note 2 – Summary of Significant Accounting Policies, page 58

Revenue Recognition, page 59

17.  These sections have been revised accordingly.

Part II, page 62

Recent Sales of Unregistered Securities, page 62

18.  This disclosure has been updated accordingly.

Undertakings, page 63

19.  This section has been update accordingly.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (info@newerafiling.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Christopher Ellerbeck

_____________________

Christopher Ellerbeck, President